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March 3, 2020

Via EDGAR and Email to: ellingtonk@sec.gov

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F. Street N.E.

Washington, DC 20549-8626

Attn:	Ken Ellington
Staff Accountant

Re: Comments to ICON Fund N-CSR

Dear Mr. Ellington:

On February 5, 2019, you provided comments, on behalf of the Staff, relating to the ICON Annual Report (Form N-CSR) for the fiscal year ended on September 30, 2019 (the “Annual Report”), filed with the United States Securities and Exchange Commission pursuant to the Investment Company Act of 1940 (the “Company Act”). For your convenience we will recite the comments and address how we intend to change our reporting going forward to address Staff Comments.

Below is a summary of the Staff Comments, along with our proposed resolutions.

1.	Staff Comment – Under Schedule of Investments (all funds), Please disclose the total percentage of portfolio classified as Rule 144A Restricted Securities. Currently the footnote discloses dollar amounts, but we would like percentage included.

ICON Response: In future filings we will disclose the percentage of each portfolio classified as Rule 144A Restricted Securities for all ICON Funds.

2.	Staff Comment – Under Statements of Assets and Liabilities (all funds), Please describe in correspondence the frequency that the “due from adviser account” on Balance Sheet is settled, including a discussion of whether the settlement terms are the same terms as the payments to the adviser. The amounts seem large which is why we issued the comment. We assume the settlement is monthly but would like confirmation of this item.

ICON Response: The “due from adviser account” is settled quarterly. Historically, these settlement terms were different from the payments to adviser, which were paid monthly. Going forward, we will change the settlement terms to monthly to match payments to the adviser.

Securities and Exchange Commission

March 3, 2020

3.	Staff Comment – Under Notes to Financial Statements (all funds), Note 3: Fees, Other Services and Other Transactions with Affiliates, please disclose that any recoupment will be limited to the lesser of: 1) the expense cap in effect at time of the waiver; or 2) the expense cap in effect at the time of recapture. Please also ensure that this recoupment language is updated throughout all disclosure documents.

ICON Response: In all future filings we will disclose that any recoupment will be limited to the lesser of:

1) the expense cap in effect at the time of waiver; or

2) the expense cap in effect at the time of recapture.

Further, we will ensure that this recoupment language is updated throughout all disclosure documents.

4.	Staff Comment – Under Notes to Financial Statements (all funds), Note 3: Fees, Other Services and Other Transactions with Affiliates, please disclose the amount available for recoupment by Class going forward. (Class S, C, or A)

ICON Response: In all future filings ICON will disclose the amount available for recoupment by Class.

5.	Staff Comment – Under Board of Trustees and Fund Officers (all funds), please include a statement that “additional information about Trustees and officers is included in the SAI.” See item 27(b)(6) of Form N-1A. This statement may already be in the document. If so, please point out where this statement is located in the document.

ICON Response: In all future filings we will include a statement that “additional information about Trustees and officers is included in the SAI.”

6.	Staff Comment – Under Item 4 Principal Accountant Fees and Services, subsection (e)(2) of Annual Report (all funds), please confirm that this disclosure is accurate. This paragraph describes situations where pre-approval requirement was waived, not when pre-approval was obtained. Please confirm that this disclosure is accurate.

ICON Response: In future filings we will correct the disclosure to read 0% because the Audit Committee does not waive the pre-approval under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Securities and Exchange Commission

March 3, 2020

7.	ICON Energy Fund (Annual Report) – Return of Capital

a)	Staff Comment – Please confirm the fund complied with shareholder notification requirements of Rule 19(a)(1) of the Company Act.

ICON Response: We confirm that the ICON Energy fund complied with all shareholder notification requirements of Rule 19(a)(1) of the Company Act, and specifically relied on Regulation 19a – 1(3)(e) in 2019 in that a correction was reported to shareholders in the first report following discovery of an inaccuracy.

b)	Staff Comment – Please explain why return of capital distributions were not identified on Form N-CEN Item B.23. No amendment is necessary, just correct this going forward.

ICON Response: We failed to identify return of capital distributions because of oversight. In the future we will identify return of capital distributions on the Form N-CEN.

8.	Website Comments

a)	Staff Comment – Under Dividend History Section, please update and/or explain why this section does not include dividend history for all funds and all dates that dividends were paid. Please update and/or explain in correspondence.

ICON Response: This section of our website has been updated to include the dividend history for all funds for all dates in the past two years that dividends were paid.

b)	Staff Comment – Under 2019 Distribution Section there is a link to read about a Special Dividend in ICON Energy Fund, but this link leads to Dividend History section and does not include disclosure about the Special Dividend. Please update and/or explain.

ICON Response: No Special Dividend was paid in 2019. We have updated our website to remove this reference.

The Registrant is aware of its obligations under the U.S. Federal Securities Laws of the United States and acknowledges that:

●	The ICON Funds, not the Staff, are responsible for the adequacy and accuracy of the disclosure in our reports filed with the Commission;
●	Staff comments or changes to disclosure by the ICON Funds in response to Staff comments does not relieve the ICON Funds in response to Staff comments, does not relieve the ICON Funds of our responsibility for disclosure; and

Securities and Exchange Commission

March 3, 2020

●	The ICON Funds may not assert Staff comments as an affirmative defense in any proceeding initiated by the Commission or any person under the U.S. Federal Securities Laws.

If you have any questions, please contact Theresa M. Mehringer, Esq., as counsel to the Trust, at 303-796-2626.

Sincerely,

/s/ Christopher Ambruso

Christopher Ambruso, Secretary of Trust